Tenon Medical, Inc.

104 Cooper Court

Los Gatos, CA 95032

April 22, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jessica Ansart

Re: Tenon Medical, Inc. Request for Acceleration

Registration Statement on Form S-1, as amended

File No. 333-260931

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Tenon Medical, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-1 (File No. 333-260931), as amended (the “Registration Statement”), be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Tuesday, April 26, 2022, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Carmel, Milazzo & Feil LLP by calling Jeffrey Wofford at (646) 876-0618. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Carmel, Milazzo & Feil LLP, Attention: Jeffrey Wofford, by facsimile to (646) 838-1314 or email at jwofford@cmfllp.com.

If you have any questions regarding this request, please contact Jeffrey Wofford of Carmel, Milazzo & Feil LLP at (646) 876-0618.

Very truly yours,

By:	/s/ Steven M. Foster
Name: Steven M. Foster
Title: Chief Executive Officer

cc: Jeffrey Wofford, Carmel, Milazzo & Feil LLP